UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____August 2003_________	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated August 13, 2003

2.

Interim Financial Statements (unaudited) for the period ended June 30, 2003

3.

Management Discussion for the period ended June 30, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: February 11, 2004	Signed: /s/ Simon Ridgway President and Director

News Release 2003-11

August 13, 2003

Radius Reports High-Grade Drill Results, Guapinol South

Radius Explorations Ltd. (“Radius”) is pleased to report gold results from recent drilling at the Guapinol South property, part of the Tambor joint venture project in Guatemala. Gold Fields Ltd. (“Gold Fields”) is the operator of the joint venture and has the right to earn a 55% interest in the property from Radius by spending US$5 million over three and a half years.

Gold Fields has been drill testing a high-grade, gold-quartz vein that returned up to 10.1m @ 31 g/t Au in Trench GP5 and 8.8m @ 20.8 g/t in Trench GP9 (see news release 2003-01 January 13, 2003). To the end of July, Gold Fields had completed 31 core holes totalling nearly 3,500m of drilling at Guapinol. A drill plan and long section can be viewed on the Radius website (www.radiusgold.com). Available assay results for the current drilling are attached in Table 1. Highlights include:

-

PRDD-03-033

5.3m @ 80.5 g/t Au

from 74.7m to 80.0m

-

PRDD-03-027

4.6m @ 45.5 g/t Au

from 28.9m to 33.5m

-

PRDD-03-022

6.1m @ 14.0 g/t Au

from 99.1m to 105.2m

-

PRDD-03-028

1.5m @ 47.3 g/t Au

from 38.1m to 39.6m

-

PRDD-03-021

6.3m @ 9.9 g/t Au

from 57.3m to 63.6m

-

PRDD-03-024

4.6m @ 10.2 g/t Au

from 86.9m to 91.4m

-

PRDD-03-039

3.0m @ 17.8 g/t Au

from 16.8m to 19.8m

Drilling at Guapinol has tested 375m of strike length and approximately 200m vertical depth. Assay results confirm the presence of significant gold mineralization associated with south-dipping, en echelon, discordant veins within a mylonitic phyllite unit, with vein widths of up to 4m. Both gold and arsenic mineralization are restricted to the quartz veins and their immediate wall rocks.

The results for holes 027, 028, 030 and 033 confirm the extension of high-grade mineralization to the east of Trench GP5, plunging to the southeast.

Radius’s President, Simon Ridgway, said “We’re excited to see such a high proportion of high-grade hits in the Guapinol drilling. If Poza del Coyote is included, close to 750m strike length of this vein system has been tested and there are still many high-priority soil anomalies to be addressed.”

Planned Work

Gold Fields has completed the current round of drilling at Guapinol South and are awaiting final assay data before completing their interpretation of results.

A second phase of drilling (4 core holes) has begun at the high-grade Poza del Coyote vein where earlier drilling returned up to 9.1m @ 21.9g/t Au (see news release 2003-06 May 27, 2003). Drilling is also planned for the Cliff Zone, a new vein outcrop discovered between Poza del Coyote and Guapinol South. Sampling of the Cliff Zone has returned values ranging from approximately 1 g/t to 22.7 g/t Au.

In-fill soil sampling is planned for parts of the Guapinol South and North areas, and reconnaissance sampling in the GP-20, 21 and 22 trenches will be followed-up. Once further surface evaluation has been completed, drill programs are also likely for the Guapinol North zone and the western extension of Guapinol South.

A map showing Gold Field’s planned work is available on the Radius website (www.radiusgold.com).

Qualified Person

The geological and assay data reported in this news release was communicated to Radius by its joint venture partner Gold Fields Ltd., the operator of the Guapinol drill program. Radius has not independently verified the assay or geological information.

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the information provided to Radius by Gold Fields.

Gold Fields is responsible for the design and execution of the exploration program and for the sampling and analytical Quality Control/Quality Assurance measures that are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Radius.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

29.6-million

“signed”

Simon T. Ridgway, President

Radius Explorations Ltd. is a Vancouver-based junior gold company, exploring in Central America. Its shares trade on the TSX-V (RDU) and the Deutsche Börse (RDU.F). For further information on the Company and its projects, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.

Table 1. Radius Explorations Ltd. / Gold Fields Tambor JV, Guatemala. Guapinol – Available Drill Hole Results

Hole Number	Total Depth (m)	From (m)	To (m)	Interval (m)**	Au (g/t)
PRDD-03-013	143.26	72.20	74.07	1.87	12.9
PRDD-03-014	121.37	24.38	30.48	6.10	1.5
PRDD-03-015	111.25	0	0.91	0.91	3.6
PRDD-03-016	68.10	28.96	30.23	1.27	23.5
and		24.26	25.66	1.40	3.4
PRDD-03-017	104.85	28.95	31.03	2.08	2.4
PRDD-03-018	162.76	67.06	68.58	1.52	1.0
PRDD-03-019	173.74	15.24	16.76	1.52	1.4
PRDD-03-020	92.96	44.2	48.36	4.16	9.0
PRDD-03-021	144.17	57.25	63.58	6.33	9.9
PRDD-03-022	182.64	99.06	105.15	6.09	14.0
PRDD-03-023	96.01	49.68	50.29	0.61	3.8
PRDD-03-024	144.1	86.87	91.44	4.57	10.2
PRDD-03-025*	120.48	19.81	21.34	1.53	1.7
PRDD-03-026	160.02	No significant values
PRDD-03-027	49.97	21.33	22.86	1.53	4.9
and		28.95	33.52	4.57	45.5
PRDD-03-028	94.49	38.10	39.62	1.52	47.3
PRDD-03-029	71.63	No significant values
PRDD-03-030	102.11	48.64	51.82	3.18	10.0
and		84.45	84.91	0.46	20.2
PRDD-03-031	21.34	No significant values
PRDD-03-032	74.68	7.63	8.99	1.36	31.2
PRDD-03-033	116.77	74.70	80.03	5.33	80.5
PRDD-03-034*	124.97	No significant values
PRDD-03-035	120.4	No significant values
PRDD-03-036	128.02	No significant values
PRDD-03-039*	51.82	16.76	19.81	3.05	17.8

*Denotes preliminary results; ** all widths are core widths

RADIUS  EXPLORATIONS  LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	June 30 2003	December 31 2002

ASSETS

CURRENT
Cash and short-term deposits	$ 2,680,130	$ 1,858,623
Advances and other receivables	91,317	76,917
Due from related parties	121,879	82,444
Prepaid expenses and deposits	33,069	53,812
	2,926,395	2,071,796

CAPITAL ASSETS	147,174	40,629
ADVANCES FOR EXPLORATION COSTS	261,066	-
DEFERRED EXPLORATION COSTS	7,182,734	6,714,040
	$ 10,517,369	$ 8,826,465

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 115,770	$ 119,711

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	14,191,171	11,652,765
CONTRIBUTED SURPLUS	22,169	-
SHARE SUBSCRIPTIONS	-	500,000
	14,213,340	12,152,765
DEFICIT	(3,811,741)	(3,446,011)

	10,401,599	8,706,754

	$ 10,517,369	$ 8,826,465

APPROVED BY THE DIRECTORS:

___________”signed”__________, Director Simon Ridgway	_______”signed”_______________, Director Mario Szotlender

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

		Three Month Period Ended March 31,	Six Month Period Ended June 30,
	2003	2002	2003	2002

DEFICIT – BEGINNING OF PERIOD	$ 3,588,658	$ 2,919,315	$3,446,011	$2,803,385

Net loss for the period	223,083	122,761	142,647	115,930

DEFICIT – END OF PERIOD	$ 3,811,741	$3,042,076	$3,588,658	$2,919,315

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2003	2002	2003	2002

REVENUE
Consulting income	$ -	$ -	$ -	$ 14,586
Interest income	10,994	12,793	14,890	13,918

	10,994	12,793	14,890	28,504

EXPENSES
Amortization	5,750	5,195	11,170	10,390
Bank charges and interest	1,275	812	1,909	1,285
Consulting	16,348	15,000	17,154	30,000
Foreign currency exchange	21,644	(3,162)	30,355	3,931
Legal and accounting fees	865	108	1,334	202
Management fees	7,500	7,500	15,000	15,000
Non-cash compensation charge (Note 6)	22,169	-	22,169	-
Office and miscellaneous	8,377	8,886	12,864	17,351
Public relations	26,122	15,888	100,244	23,740
Regulatory and stock exchange fees	9,558	927	12,450	1,423
Rent and utilities	4,291	13,632	10,729	23,482
Repair and maintenance	1,595	4,287	2,984	9,348
Salaries and wages	56,003	56,941	74,065	114,633
Telephone and fax	3,210	2,732	4,102	6,619
Transfer agent fees	2,171	1,816	5,010	2,704
Travel and accommodation	47,199	4,992	59,081	7,087

	234,077	135,554	380,620	267,195

NET LOSS FOR THE PERIOD	223,083	122,761	365,730	238,691

LOSS PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.01

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2003	2002	2003	2002

OPERATING ACTIVITIES
Net loss for the period	$ (223,083)	$ (122,761)	$ (365,730)	$ (238,691)
Item not involving cash
Amortization	5,750	5,195	11,170	10,390
Non-cash compensation charge	22,169	__________	22,169	_______
	(195,164)	(117,566)	(332,391)	(228,301)
Changes in non-cash working capital items	284,890	(62,986)	384,237	(68,036)

	89,726	(180,552)	51,846	(296,337)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	1,398,500	-	2,888,817	-
Share subscriptions converted to common shares	-	-	(500,000)	-
Issue costs of common shares	(671,081)	(1,000)	1,646,181	(1,500)

	727,419	(1,000)	1,646,181	(1,500)

INVESTING ACTIVITIES
Advances for exploration costs	(86,526)	130,844	(261,066)	9,063
Due from related parties	(39,433)	(459)	(39,435)	101,521
Expenditures on deferred exploration costs	(155,158)	(512,727)	(468,694)	(818,067)
Purchase of capital assets	(101,924)	-	(107,325)	-

	(383,041)	(382,342)	(876,520)	(707,483)

INCREASE (DECREASE) IN CASH	434,104	(563,894)	821,507	(1,005,320)

Cash – beginning of period	2,246,026	2,178,690	1,858,623	2,620,116

CASH – END OF PERIOD	$ 2,680,130	$ 1,614,796	$ 2,680,130	$ 1,614,796

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala			Nicaragua	Six Month Period Ended	Year Ended
	JV Projects				June 30,	Dec. 31,
	Gold Fields	Pillar	Other	Other	2003	2002

BALANCE – BEGINNING OF PERIOD	$5,053,466	$98,210	$1,562,364	$ -	$6,714,040	$5,087,394

ACQUISITION COSTS
Cash	-	-	49,842	-	49,842	208,030

EXPENDITURES DURING THE PERIOD
Automobile	-	-	10,120	370	10,490	43,528
Camp, food and supplies	-	-	9,873	6,531	16,404	46,939
Drafting, maps and printing	10	-	4,189	6,734	10,933	52,264
Drilling	-	-	-	-	-	184,997
Equipment	-	-	8,079	10,401	18,479	4,933
Equipment rental	-	-	-	-	-	6,975
Exploration administration	13	-	4,284	3,214	7,511	20,584
Geochemistry	-	-	24,866	6,308	31,174	135,341
Geological consulting	-	-	57,526	107,974	165,500	580,553
Geophysics	-	-	-	-	-	56,618
Legal and accounting	1,104	-	18,559	-	19,663	42,028
Licenses, rights and taxes	13,835	-	14,606	-	28,441	69,606
Materials	-	-	1,247	-	1,247	10,797
Medical expenses	-	-	4,841	5,747	10,588	45,647
Property payments	-	-	845	-	845	58
Rent and utilities	-	-	11,910	-	11,910	33,911
Repair and maintenance	-	-	-	-	-	5,555
Salaries and wages	-	-	34,117	24,944	59,061	95,099
Shipping	-	-	576	66	642	1,615
Telephone and communications	-	-	5,314	423	5,736	27,108
Travel and accommodation	-	-	11,813	8,415	20,228	116,689

	14,962	-	222,763	181,127	418,852	1,580,845

EXPENDITURES RECOVERED	-	-	-	-	-	(47,334)
WRITTEN-OFF DURING THE PERIOD	-	-	-	-	-	(114,895)

BALANCE, END OF PERIOD	$5,068,428	$98,210	$1,733,551	$127,387	$7,182,734	$6,714,040

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2003

1.

Basis of Presentation

The consolidated financial statements contained herein include the accounts of Radius Explorations Ltd. and its wholly-owned subsidiaries located in Guatemala, Nicaragua and Panama.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustment necessary in order to present a fair statement of the results of the interim periods presented.

2.

Nature of Operations

The Company was incorporated on September 9, 1997 and is or has been engaged in acquisition and exploration of mineral properties in Canada, Guatemala, Mexico, Nicaragua and Panama.  The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

3.

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

4.

Loss Per Share

The basic loss per share is based on the weighted average number of shares outstanding.  The fully diluted loss per share is not presented as it would be anti-dilutive.

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2003 – Page 2

5.

Due From Related Parties

The amounts are due from companies related by common directors and are for the sharing of office space and administrative overhead.  These amounts are non-interest bearing and have no fixed repayment terms.

6.

Capital Stock

Share Capital

a)

Authorized_______

       100,000,000 common shares without par value

Issued:__________________	Number of Shares	Price	Amount

Issued
Balance, December 31, 2000	10,550,500		$ 4,197,496
Exercise of warrants	1,797,500	0.80	1,438,000
Issued for cash, net of share issue costs	1,373,334	0.60	819,196
Exercise of stock options	55,000	0.60	33,000
Issued for cash, net of share issue costs	3,904,762	1.05	4,055,187
Exercise of stock options	25,000	0.85	21,250
Issued for mineral property option	100,000	1.00	100,000
Exercise of stock options	105,000	0.35	36,750

Balance, December 31, 2001	17,911,096		10,700,879
Issued for cash, net of share issue costs	4,794,800	0.20	951,886

Balance, December 31, 2002	22,705,896		11,652,765
Issued for cash, net of share issue costs	1,000,000	0.50	428,445
Exercise of stock options	185,000	0.60	111,000
Exercise of stock options	45,000	0.65	29,250
Exercise of warrants	1,123,334	0.74	831,267
Exercise of stock options	20,000	0.94	18,800

Balance, March 31, 2003	25,079,230		$ 13,071,527
Issued for cash	1,000,000	0.50	500,000
Exercise of stock options	230,000	0.60	138,000
Exercise of stock options	100,000	0.65	65,000
Exercise of stock options	50,000	0.68	34,000
Exercise of stock options	50,000	0.99	49,500
Exercise of stock options	10,000	1.01	10,100
Exercise of stock options	20,000	0.94	18,800
Exercise of stock options	40,000	1.00	40,000
Exercise of warrants	1,123,334	0.74	831,267
Exercise of warrants	770,000	0.25	192,500
Exercise of warrants	100,000	0.55	55,000
Exercise of warrants	1,077,500	1.25	1,346,875
Less: issue costs	__________		(742,636)

Balance June 30, 2003	27,276,730		14,191,171

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2003 – Page 3

6.

Capital Stock (cont’d)

Escrow Shares

As at June 30, 2003, there are 750,000 common shares held in escrow, the release of which is subject to regulatory approval.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June30, 2003		June 30, 2002

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	1,530,000	$ 0.90	1,790,000	$0.88
Cancelled			(260,000)	0.74

Granted	940,000	0.68	-	-
	200,000	0.9
	270,000	0.99
	10,000	1.01
	75,000	0.95
	50,000	1.25

Exercised	(100,000)	0.65	-	-
	(230,000)	0.60
	(20,000)	0.94
	(40,000)	1.00
	(50,000)	0.68
	(10,000)	1.01
	(50,000)	0.99	_________	_______

Outstanding, end of period	2,575,000	$ 0.83	1,530,000	$0.90

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2003 – Page 4

6.   Capital Stock (cont’d)

Stock Options

The following stock options were outstanding and exercisable at June 30, 2003:

Number of Shares	Exercise Price	Expiry Date

500,000	$ 1.25	June 14, 2004
132,000	0.65	October 31, 2004
40,000	0.65	December 12, 2004
109,000	0.60	November 15, 2004
54,000	0.68	January 11, 2006
125,000	0.85	January 24, 3006
180,000	1.00	July 10, 2006
890,000	0.68	January 07, 2008
200,000	0.90	January 15, 2008
220,000	0.99	January 27, 2008
75,000	0.95	April 2, 2008
50,000	1.25	June 1, 2004

Warrants

The following share purchase warrants were outstanding at June 30, 2003:

Number of Shares	Exercise Price	Expiry Date

1,904,762	$ 1.25	July 16, 2003
4,024,800	0.25	December 19, 2004
650,000	0.55	January 06, 2004

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2003 – Page 5

6.

Capital Stock (cont’d)

Stock-Based Compensation

The Company uses the settlement method of accounting for share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted after January 1, 2002 to directors, officers and employees, the Company’s net loss and loss per share for the six month period ended June 30, 2003 would have been as follows:

	As Reported	Fair Value of Options Granted	Pro-Forma

Net Loss	$ (365,730)	$ 852,472	$ (1,218,202)

Basic Loss per share	$ (0.01)		$ (0.04)

A non-cash compensation charge of $22,169, associated with the granting of options to a consultant, has been recognized in the financial statements for the six months ended June 30, 2003. The compensation charge associated with directors’ and employees’ options in the amount of $852,431 is not recognized in the financial statements, but included in the pro forma amounts below.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Risk Free interest rate	2.25%
Expected stock price volatility	90.5%
Expected term in years	5
Expected dividend yield	0.0%

7.

Related Party Transactions

The Company entered into the following transactions with related parties:

a.

Paid $33,000 (June 30, 2002 - $63,750) in geological consulting fees to a company controlled by a director.

a.

Paid $15,000 (June 30, 2002 - $15,000) in management fees to a company controlled by a director.

b.

Accounts payable and advances include $8,330 (June 30, 2002 $Nil) payable to companies which have common directors with the company.

c.

Advances due from related parties include $121,879 (June 30, 2002 $52,087) owing from companies which have common directors with the company.

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2003 – Page 6

8.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala and Nicaragua.

Details of identifiable assets by geographic segments are as follows:

	Six Month Period Ended June 30, 2003	Year Ended December 31, 2002

Identifiable Assets
Canada	$10,486,353	$1,628,531
Guatemala	29,520	7,197,934
Nicaragua	1,496	-
	$10,517,369	$8,826,465
Capital Assets
Canada	$134,003	$0
Guatemala	9,600	40,629
Nicaragua	3,572	-
	$147,174	$40,629
Deferred Exploration Costs
Canada	$0	$0
Guatemala	7,001,607	6,714,040
Nicaragua	181,127	-
	$7,182,734	$6,714,040

JUNE 30, 2003 QUARTERLY REPORT

SCHEDULE A  –  FINANCIAL STATEMENTS

See attached unaudited financial statements for the six month period ended June 30, 2003.

SCHEDULE B  –  SUPPLEMENTARY INFORMATION

1.

Analysis of Expenses and Deferred Costs:  See Schedule A, Financial Statements, Statement of Operations and Schedule of Deferred Exploration Costs.

2.

Related Party Transactions:  See Schedule A, Financial Statements, Note 7.

3.

Summary of Securities Issued and Options Granted During the Period (Year-to-Date):

(a)

Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Com. Paid

Jan 07/03	Common	Private Placement	1,000,000	$0.50	$500,000	Cash	Nil
Jan 07/03	Warrants	Private Placement	750,000	n/a	n/a	n/a	n/a
Jan 09/03	Common	St. Op. Exercise	50,000	$0.60	$30,000	Cash	Nil
Jan 15/03	Common	St. Op. Exercise	25,000	$0.65	$16,250	Cash	Nil
Jan 15-16/03	Common	Warrant Exercise	775,000	$0.74	$573,500	Cash	Nil
Feb 04/03	Common	St. Op. Exercise	30,000	$0.60	$18,000	Cash	Nil
Feb 04/03	Common	St. Op. Exercise	20,000	$0.65	$13,000	Cash	Nil
Feb 05-20/03	Common	Warrant Exercise	348,334	$0.74	$257,767	Cash	Nil
Feb 21-23/03	Common	St. Op. Exercise	55,000	$0.60	$33,000	Cash	Nil
Feb 24/03	Common	St. Op. Exercise	20,000	$0.94	$18,800	Cash	Nil
Mar 10/03	Common	St. Op. Exercise	50,000	$0.60	$30,000	Cash	Nil
Apr. 10 – May 14/03	Common	Warrant Exercise	100,000	$0.25	$25,000	Cash	Nil
May 14-29/03	Common	Warrant Exercise	100,000	$0.55	$55,000	Cash	Nil
May 29/03	Common	Warrant Exercise	422,500	$1.25	$528,125	Cash	Nil
June 4/03	Common	Warrant Exercise	600,000	$0.25	$150,000	Cash	Nil
June 6/03	Common	Warrant Exercise	205,000	$1.25	$256,250	Cash	Nil
June 12-13/03	Common	St. Op. Exercise	55,000	$0.65	$35,750	Cash	Nil
June 12-13/03	Common	St. Op. Exercise	45,000	$0.60	$27,000	Cash	Nil
June 13/03	Common	Warrant Exercise	450,000	$1.15	$562,500	Cash	Nil
June 13/03	Common	St. Op. Exercise	50,000	$0.99	$49,500	Cash	Nil
June 13/03	Common	St. Op. Exercise	50,000	$0.68	$34,000	Cash	Nil
June 17/03	Common	St. Op. Exercise	10,000	$1.01	$10,100	Cash	Nil
June 18/03	Common	Warrant Exercise	70,000	$0.25	$17,500	Cash	Nil
June 27/03	Common	St. Op. Exercise	40,000	$1.00	$40,000	Cash	Nil

(b)

Options Granted

Date of Grant	Optionee	No. of Shares	Exercise Price	Expiry Date

Jan 08, 03	Simon Ridgway	320,000	$0.68	Jan 07, 08
Jan 08, 03	Mario Szotlender	120,000	$0.68	Jan 07, 08
Jan 08, 03	Employees	500,000	$0.68	Jan 07, 08
Jan 16, 03	Craig Bow	100,000	$0.90	Jan 15, 08
Jan 16, 03	Nicholas Glass	100,000	$0.90	Jan 15, 08
Jan 28, 03	David Farrell	80,000	$0.99	Jan 27, 08
Jan 28, 03	Harmen Keyser	40,000	$0.99	Jan 27, 08
Jan 28, 03	Employees	150,000	$0.99	Jan 27, 08
Feb 07, 03	Employee	10,000	$1.01	Feb 06, 08
Apr 03, 03	Employees	75,000	$0.95	Apr. 02, 08
Jun 02, 03	Consultant	50,000	$1.25	Jun 01, 04

4.

Summary of Securities as at the End of the Reporting Period:

(a)

Authorized share capital:   100,000,000 common shares without par value.

(b)

Shares issued and outstanding:   27,276,730 common shares, with a recorded value of $14,191,171.

(c)

Options, warrants and convertible securities outstanding:

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date

Warrants	1,904,762	$1.25	Jul 16, 03
Warrants	4,024,800	$0.25	Dec 19, 04
Warrants	650,000	$0.55	Jan 06, 04
Stock options	500,000	$1.25	Jun 14, 03
Stock options	132,000	$0.65	Oct 31, 04
Stock options	40,000	$0.65	Dec 12, 04
Stock options	109,000	$0.60	Nov 15, 05
Stock options	54,000	$0.68	Jan 11, 06
Stock options	125,000	$0.85	Jan 24, 06
Stock options	180,000	$1.00	Jul 10, 06
Stock options	890,000	$0.68	Jan 07,08
Stock options	200,000	$0.90	Jan 15, 08
Stock options	220,000	$0.99	Jan 27, 08
Stock options	75,000	$0.95	Apr 02, 08
Stock options	50,000	$1.25	Jun 01, 04

(d)

Shares held subject to escrow agreement:   750,000.

Shares held subject to pooling agreement:   Nil.

5.

Directors and Officers as at the Date this Report is Signed and Filed:

Name	Position
Simon T. Ridgway	Director & President
Harmen J. Keyser	Director
Mario Szotlender	Director
David Farrell	Director
Craig Bow	Director
Nicholas Glass	Director
Ralph Rushton	Vice-President, Corporate Development
Tim Osler	Secretary

SCHEDULE C  –  MANAGEMENT DISCUSSION AND ANALYSIS

(for the six month period ended June 30, 2003)

Radius Explorations Ltd. is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of projects in Guatemala and Nicaragua.

In the second quarter of 2003, joint venture partners Gold Fields Ltd (“Gold Fields”) and Pillar Resources Inc (“Pillar”) conducted extensive drill programs on Radius’s Guatemalan properties. Gold Fields drilled more than 30 holes on the Poza Del Coyote and Guapinol gold occurrences. Pillar drilled roughly 20 holes in total at the Lantiquin, Holly and Cerro T properties.  In Nicaragua, Radius continues to conduct grass-roots exploration in the search for new gold mineralized systems.

Tambor Joint Venture (Radius / Gold Fields)

Gold Fields continues drilling on the Tambor properties in Central Guatemala.  Ten holes were completed at Pozo De Coyote (835 m) which returned a best intersection of 9.1 m @ 21.9 g/t Au, including 2.3 m @ 81.9 g/t Au (PRRC-03-008).  This high-grade interval is close to the mineralization encountered in trench GP-29 that yielded gold assays up to 370.6 g/t Au in association with arsenopyrite-bearing quartz veining.  Interpretation of the drilling indicates that the principal quartz vein system trends approximately east-west with a moderate to steep northerly dip.

After completing the Coyote drilling, Gold Fields began a lengthy drill campaign at Guapinol.  At least 20 holes had been completed by the end of the second quarter with drilling expected to continue until well into Q3.  Results were released following the quarter end and again several high-grade intersections in east-west striking veins indicate potential for a mineable reserve.

Marimba Joint Venture (Radius / Pillar)

Pillar drilled 10 core holes at Marimba during May on the north face of the Cerro T hill.  Three holes were also completed at the Lantiquin Zone where rock-chip sampling in a road cut returned an average of 300 ppb Au over 500 m.  The drilling tested this zone at depth.  A man-portable core rig was used to minimize environmental impacts.

At Cerro T, six holes were drilled over an area of 200 m by 200 m to test the grade and thickness of the gold-bearing discovery breccia.  Holes MDD 006 to MDD 009 returned remarkably consistent gold grades, and the weighted average of the four intersections is 1.18 g/t Au over 20.3 m. Four holes were drilled 550 m to the east of the discovery breccia.  Of these, hole MDD 013, at the south end of the fence, returned an average of 2.6 g/t Au over 8.3 m in mineralized breccia.  Drilling has now confirmed the continuity of the gold-bearing breccias at Cerro T over an approximate strike length of 700 m.

Preliminary metallurgical test work by Acme Analytical Laboratories in Vancouver indicates that the mineralized silicified breccia horizon will be readily amenable to conventional heap leach extraction.

A second stage program is being planned with an aim of establishing a near-surface oxide gold reserve.  Drilling is planned to start early September.

The Holly / Banderas Joint Venture (Radius / Pillar)

Pillar completed some RC drilling at the Holly property to follow up drilling completed by Radius in 2002.  The results were disappointing and the high-grade intersections first obtained by Radius did not continue to depth.  However, several new high-grade vein discoveries were made within the Banderas portion of the property.  Extensive trenching was completed during the quarter and a limited drill program is planned to test these new discoveries.

Grass roots exploration continues in Nicaragua with several promising areas developing.

Results of Operations

The Company reported a net loss for the six months ended June 30, 2003 of $365,730, compared to $238,691 for the six months ended June 30, 2002.  Significant items comprising the 2003 loss include $100,244 for public relations, $74,065 for salaries, $59,081 for travel and accommodation, and $30,355 in foreign exchange loss.  The 2002 net loss included $114,633 for salaries, $30,000 for consulting fees, $23,740 for public relations, and $23,482 for rent and utilities.

During the six months ended June 30, 2003, $369,010 was spent on exploration of the Company’s mineral properties, of which $187,883 was incurred in Guatemala and $181,127 in Nicaragua.

Liquidity, Capital Resources and Outlook

As at June 30, 2003, the Company had working capital of $2,810,625, compared to $2,191,500 as at December 31, 2002.  In January 2003, the Company completed a $500,000 million private placement financing of 1.0 million units at $0.50 each, and during the six months ended June 30, 2003, warrants and stock options were exercised for a total of $2.78 million.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the next 12 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

ON BEHALF OF THE BOARD OF DIRECTORS,

“signed”

Simon Ridgway, President